UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2011

Commission file number: 0-20892

ATTUNITY LTD.
(Name of registrant)

Kfar Netter Industrial Park, Kfar Netter, Israel 40593
(Address of principal executive office)
_____________________

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

____________________

This Form 6-K (including its exhibits) is hereby incorporated by reference into: Form F-3 Registration Statements File Nos. 333-173205, 333-138044, 333-119157, 333-122937 and 333-142286 and Form S-8 Registration Statements File Nos. 033-84180, 333-932, 333-11648, 333-122271, 333-122302, 333-142284 and 333-164656.

CONTENTS

Acquisition of RepliWeb

On September 7, 2011, Attunity Ltd. (the "Company" or "Attunity") entered into an Agreement and Plan of Merger (the "Merger Agreement") with RepliWeb Inc., a privately owned Delaware corporation ("RepliWeb"), Attunity Inc., a Massachusetts corporation and a wholly owned subsidiary of the Company (“Buyer”), Atlas Topaz Acquisition Inc., a Delaware corporation and a wholly owned subsidiary of Buyer (“Merger Sub”), certain stockholders of RepliWeb (the “Executing Stockholders”) and two of the Executing Stockholders, as the Stockholder Representatives.

Pursuant to the Merger Agreement, the Company will acquire all of the outstanding shares of RepliWeb by way of a reverse triangular merger, whereby Merger Sub will merge with and into RepliWeb (the “Merger”), with RepliWeb continuing after the Merger as the surviving corporation and an indirect wholly owned subsidiary of the Company.

Under the Merger Agreement, the total consideration is composed of:

•	$3.3 million in cash, payable at closing of the Merger Agreement;

•
$2.5 million which are payable in ordinary shares of the Company based on a $0.62 per share price, such that the Company will issue, at closing of the Merger Agreement, approximately 4.0 million ordinary shares of the Company, representing approximately 10.8% of the Company's outstanding shares (on a post-issuance basis), or 12.1% on a pre-issuance basis. These ordinary shares will be subject to a "lock-up" period ending on June 30, 2012, during which period they may not be sold or otherwise disposed, except to affiliates;

•
$4.0 million in cash (subject to certain adjustments), payable to RepliWeb constituencies within 10 business days following the closing of the Merger Agreement. It should be noted that RepliWeb is being acquired with all of its cash and cash equivalents (to date, RepliWeb has approximately $4.0 million of cash and short-term deposits, following deduction of estimated transaction expenses); and

•	a milestone-based contingent cash payment of up to $2.0 million payable in April 2013.

The Merger Agreement includes customary representations, warranties and covenants by the parties, which survive the closing and, in general, expire on March 31, 2013.

Under the Merger Agreement, the stockholders of RepliWeb agreed to indemnify Attunity for damages arising out of breach(es) or inaccuracies of RepliWeb's or RepliWeb stockholders' representations, warranties and covenants subject to certain limitations, including, in general, (i) a cap of $2.0 million on RepliWeb stockholders' obligation to indemnify Attunity, the source for payment of which is limited to the aforesaid contemplated  contingent payment; and (ii) indemnification may not be sought unless and until the aggregate amount of damages equals or exceeds $350,000. Similarly, Attunity agreed to indemnify the stockholders of RepliWeb for damages arising out of breach(es) or inaccuracies of Attunity's representations, warranties and covenants subject to certain limitations, including, in general, (i) a cap of $1.0 million on Attunity's obligation to indemnify the RepliWeb stockholders; and (ii) indemnification may not be sought unless and until the aggregate amount of damages equals or exceeds $350,000.

The closing of the Merger Agreement, which has been approved by the board of directors and by the stockholders of RepliWeb, is subject to customary closing conditions. Closing is expected by the end of September 2011.

A copy of the press release announcing the transaction is attached hereto as Exhibits 99.1 and is incorporated herein by reference.

Short-Term Loan

In connection with the aforesaid acquisition, the Company secured a short-term loan in the principal amount of $3.0 million (the "Bridge Loan") from an Israeli bank (the "Bank"). The Bridge Loan, which is repayable in January 2012, will bear interest at the rate of LIBOR plus 6%. The Company intends to repay the Bridge Loan from its own working capital resources, including a $3.5 million payment due from Microsoft Corporation during November 2011.

To secure the Bridge Loan, Mr. Shimon Alon, Chairman and CEO of the Company, provided the Bank with a personal guarantee and deposited $1.2 million with the Bank (the "Personal Guarantee"). Following approval of the Audit Committee and Board of Directors of the Company, the Company will issue an undertaking to Mr. Alon (the "Company Undertaking"), whereby it will undertake (1) to cover Mr. Alon's reasonable and documented expenses relating to the issuance of the Personal Guarantee, not to exceed $25,000, and (2) in case the Personal Guarantee is forfeited, in whole or in part, to reimburse Mr. Alon for all losses caused to him and reasonable expenses associated therewith; provided that no payment of more than $50,000 may be made to Mr. Alon under the Company Undertaking unless and until the outstanding Plenus Loan (as defined below) has been paid in full.

Plenus Loan Agreement

In connection with the aforesaid acquisition, the Company and Plenus Technologies Ltd. (including its affiliates, "Plenus") also entered into an amendment to the Loan Agreement and the related security agreements, all dated as of January 31, 2007 (as amended on March 30, 2009, the “Plenus Loan”), whereby, among other things, (i) Plenus provided its consent to the Bridge Loan and related Company Undertaking, (ii) the period during which Plenus is entitled to compensation (in general, 15% of the proceeds payable in a Fundamental Transaction (which term is defined in the Loan Agreement to include a sale of the Company through a merger, selling all or substantially all of the Company's assets, or a transaction in which a person or entity acquires more than 50% of the Company's outstanding shares)) upon consummation of a Fundamental Transaction was extended until December 31, 2017, (iii) during such extended period, Plenus may elect to receive $300,000 in cash in lieu of such compensation, and (iv) Plenus right to compensation (in general, 15% of the Company's consolidated revenues in 2012) in the event that the Company's consolidated revenues in 2012 exceed $18 million was canceled.

Convertible Notes

The holders of convertible promissory notes (the "Convertible Notes") that the Company issued pursuant to a Note and Warrant Purchase Agreement, dated March 22, 2004, as amended from time to time, provided their consent to the Bridge Loan. As a result of the closing of the Merger Agreement and in accordance with the terms of the Convertible Notes, the conversion price of the Convertible Notes will be adjusted to $0.62 (from $1.25). Currently, the outstanding principal amount of the Convertible Notes is approximately $1.6 million and is scheduled to be paid in full (in installments) through December 31, 2012.

Safe Harbor Statement

This Form 6-K (including exhibits thereto) contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when Attunity discusses the expected closing of the proposed acquisition, future growth of revenues or other expected benefits of the proposed acquisition, it is using a forward-looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Attunity’s current expectations.

Factors that could cause or contribute to such differences include, but are not limited to: risks and uncertainties relating to the proposed acquisition of RepliWeb, including costs and difficulties related to integration of acquired businesses, the combined companies’ financial results and performance, and ability to repay debt and timing thereof including the timely acceptance of payments due from Microsoft; the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; Attunity's liquidity challenges and the need to raise additional capital in the future; any unforeseen developmental or technological difficulties with regard to Attunity’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity’s products; unknown factors affecting third parties with which Attunity has formed business alliances; timely availability and customer acceptance of Attunity’s new and existing products; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ.

For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity’s Annual Report on Form 20-F for the year ended December 31, 2010, which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Attunity in reports filed or furnished to the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Exhibits

99.1	Press Release, dated September 7, 2011: Attunity Acquires RepliWeb to Offer Extensive Data and Content Replication Platform for Cloud and Enterprise Data Centers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATTUNITY LTD.

By:	/s/ Dror Harel-Elkayam
Dror Harel-Elkayam
Chief Financial Officer and Secretary

Date: September 7, 2011